Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-3 of our reports dated June 15, 2009 relating to the consolidated financial statements and financial statement schedule of Capstone Turbine Corporation (which report expresses an unqualified opinion and includes explanatory paragraphs regarding the adoption of Financial Accounting Standards Board Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109”), and the effectiveness of Capstone Turbine Corporation’s internal control over financial reporting appearing in the Annual Report on Form 10-K of Capstone Turbine Corporation for the year ended March 31, 2009 and to the reference to us under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

/s/ DELOITTE & TOUCHE LLP

Los Angeles, California

February 11, 2010